# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JE Cleantech Holdings Limited, CIK 0001905511
CUSIP: 000000000
Title of class of securities: Class B Ordinary Shares, par value $0.003
Address of issuer's principal executive offices: 3 Woodlands Sector 1, Singapore, Singapore (U0), 738361
Date of event which requires filing of this statement: 11/18/2025
Amends the filing with accession number 0001493152-22-014918
Filed by CIK 0001928509
Persons authorized to receive notices and communications: HONG Bee Yin, 3 Woodlands Sector 1, Singapore, Singapore (U0), 738361, 65 6368 4198

## Reporting persons
- HONG Bee Yin (CIK 0001928509): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 246,934; shared voting power 3,200,000; sole dispositive power 246,934; shared dispositive power 3,200,000; aggregate amount beneficially owned 3,446,934 (100% of the class)
  Comment: Each Class B Ordinary Share has 20 votes. HONG Bee Yin is Chairman of the Board of Directors and the Chief Executive Officer of the Issuer.
- JE Cleantech Global Limited (CIK 0001928514): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 3,200,000; sole dispositive power 0; shared dispositive power 3,200,000; aggregate amount beneficially owned 3,200,000 (92.84% of the class)
  Comment: JE Cleantech Global Limited is directly owned as to 100.00% by HONG Bee Yin.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, par value $0.003
Name of issuer: JE Cleantech Holdings Limited
Address of issuer's principal executive offices: 3 Woodlands Sector 1, Singapore, Singapore (U0), 738361

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by HONG Bee Yin ("HONG") and JE Cleantech Global Limited ("Cleantech Global" and, together with HONG, the "Reporting Persons").
Residence or business address: 3 Woodlands Sector 1, Singapore U0 738361
Present principal occupation or employment:
HONG is Chief Executive Officer of Issuer; 3 Woodlands Sector 1 Singapore U0 738361.
Cleantech Global is a holding company that is 100% owned by HONG.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: HONG is a citizen of Singapore. Cleantech Global is a Singapore corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No consideration was paid for the Class B Ordinary Shares as they were issued pursuant to the re-classification and re-designation by the Issuer of its Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold the Class B Ordinary Shares of the Issuer for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Hong beneficially owns 3,446,934 Class B Ordinary Shares as of the date of filing this statement; 100%.
Cleantech Global beneficially owns 3,200,000 Class B Ordinary Shares as of the date of filing this statement; 92.84%.
Number of shares as to which each person has sole or shared power to vote or dispose: 3,446,934 Class B Ordinary Shares
Transactions in the class effected during the past sixty days: The Reporting Persons acquired an aggregate of 3,500,000 Class B Ordinary Shares on November 18, 2025 pursuant to the re-classification and re-designation of the Issuer's Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares. On May 19, 2026, HONG converted 53,066 Class B Ordinary Shares into 53,066 Class A Ordinary Shares, thereby reducing the aggregate number of Class B Ordinary Shares owned by the Reporting Persons to 3,446,934.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- HONG Bee Yin: /s/ HONG Bee Yin, Hong Bee Yin (09/16/2026)
- JE Cleantech Global Limited: /s/ HONG Bee Yin, By: Hong Bee Yin (09/16/2026)
Comment: Not applicable.